OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50
SEC FILE NUMBER 000-52787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	☒ Form 10-K Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2007
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Rockies Region 2006 Limited Partnership
Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd
Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rockies Region 2006 Limited Partnership (the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007, by the required filing date of March 31, 2008.

The Registrant has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 ("2007 Form 10-K") by March 31, 2008, because it had not completed the preparation of its 2007 Form 10-K in sufficient time to allow for a comprehensive review of the report.  The Registrant currently expects to file its 2007 Form 10-K with the SEC on or before April 15, 2008.

Internal Control Over Financial Reporting

The Registrant is not required to report on the effectiveness of its internal control over financial reporting until December 31, 2008.  However, the Partnership's Managing General Partner was required to assess the effectiveness of its internal control over financial reporting as of December 31, 2007.  The Managing General Partner's assessment as of December 31, 2007, was based upon the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its evaluation, the Managing General Partner concluded that it did not maintain effective internal control over financial reporting as of December 31, 2007, because of the material weaknesses discussed below.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis.  The Managing General Partner's assessment, as of December 31, 2007, identified the following material weaknesses:

•
The Managing General Partner did not maintain effective controls to ensure the completeness, accuracy, validity and restricted access of certain key financial statement spreadsheets that support all significant balance sheet and income statement accounts.  Specifically, the Managing General Partner has inadequate controls over: 1) the security and integrity of the data used in the various spreadsheets, 2) access to the spreadsheets, 3) changes to spreadsheet functionality and the related approval process and documentation, and 4) management's review of the spreadsheets.  These spreadsheets are used in the financial close and reporting process to perform calculations, generate financial data supporting all significant processes and key manual controls, and to compile information to post entries into the general ledger system.  This control deficiency resulted in an audit adjustment to the Managing General Partner's consolidated financial statements for the year ended December 31, 2007.  This control deficiency could result in a misstatement of any of its financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.

•
The Managing General Partner did not have effective policies and procedures, or personnel with sufficient technical expertise to record derivative activities in accordance with generally accepted accounting principles.  Specifically, the Managing General Partner’s internal control processes did not ensure the completeness and accuracy of the derivative activities in the fourth quarter.  The lack of documented policies and procedures, and the turnover in key personnel, including ineffective management review process, resulted in an audit adjustment to the Managing General Partner's consolidated financial statements for the year ended December 31, 2007.  This control deficiency could result in a misstatement of any of its derivative financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darwin L Stump Chief Accounting Officer Petroleum Development Corporation, Managing General Partner	304	808-6255
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes ☒  No 

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes ☒  No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the year ended December 31, 2007 are significantly different than those reported for the period from September 7, 2006 (date of inception) through December 31, 2006 as the partnership transitioned from drilling activities to production activities.  The following table summarizes key operating items that are indicative of the transition in Partnership activities ($ in thousands):

	Period From
	September 7, 2006	For the Quarter Ended
	(date of inception) to	December 31,	March 31,	June 30,	September 30,	December 31,
	September 30, 2006	2006	2007	2007	2007	2007
Number of producing wells	-	25	32	64	91	91
Oil & Gas production - Mcfe	-	153,074	628,159	1,476,991	1,606,259	1,233,821

Oil and gas sales	$-	$1,229	$4,205	$9,905	$9,471	$8,026

Management Fee	1,349	-	-	-	-	-
Loss on impairment	-	7,130	1,135	1,310	-	-
Exploratory dry hole costs	-	-	3,395	3,150	1,577	10

Net income (loss)	$(1,117)	$(6,340)	$(3,171)	$(781)	$1,660	$725

Cash distribution to investors	$-	$-	$-	$4,255	$8,877	$7,513

Rockies Region 2006 Limited Partnership
______________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By	/s/ Richard W. McCullough
Richard W. McCullough, President and Chief Financial Officer of Petroleum Development Corporation, Managing General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).